DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com Tony M. Saur tony.saur@dlapiper.com T 212.335.4688 F 212.335.4501

March 29, 2007

Mr. Kurt K. Murao
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed March 8, 2007
File No. 333-139694

Dear Mr. Murao:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 3 to the Company’s above-referenced Registration Statement on Form SB-2 reflecting changes made in response to the Staff’s comment letter dated March 27, 2007.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the March 27, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.

Summary, page I

1.
Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In this regard, we note that you revised your disclosure under “Our Company” to include a paragraph describing the extensive experience of your executive officers and directors, including a list of the major companies where they have gained experience. This type of disclosure appears inappropriate for the summary and repeats much of the information fully discussed later in the document. Please revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instruction to paragraph 503(a) of Regulation S-B.

Response:   The Company has complied with the Staff’s comment.

Securities and Exchange Commission
March 29, 2007
Page Two

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4688, or John E. Depke at (212) 335-4831

Very truly yours,

/s/ Tony M. Saur

Tony M. Saur